EXHIBIT 99.3

FORM OF LETTER TO NOMINEES
S&W SEED COMPANY

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of Record of S&W Seed Company

[●], 2017

To Securities Dealers, Commercial Banks
Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with a rights offering (the "Rights Offering") by S&W Seed Company (the "Company") to the holders of record (the "Recordholders") of its common stock, par value $0.001 per share (the "Common Stock"), and warrants to purchase shares of Common Stock, on an as-exercised basis, as described in the accompanying prospectus dated [●], 2017 (the "Prospectus"). In the Rights Offering, Recordholders as of 5:00 p.m., New York City time, on [●], 2017 (the "Record Date"), are receiving, at no charge, non-transferable subscription rights (the "Rights") to subscribe for and purchase up to an aggregate of 3,500,000 shares of Common Stock (the "Shares") for a cash purchase price of $3.50 per share (the "Subscription Price"), pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege (each as defined below).

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [●], 2017, unless extended by the Company (the "Expiration Time"); provided, that, pursuant to the Investment Agreement with MFP Partners, L.P. ("MFP"), as discussed in more detail below and in the Prospectus, the Company may not extend the Rights Offering by more than 30 days without the prior written consent of MFP.

As described in the Prospectus, each beneficial owner of shares of Common Stock held through you or your nominee is entitled to [●] subscription Rights for each share of Common Stock owned of record as of the Record Date. The total number of Rights issued will be rounded down to the nearest whole number. Each whole Right will allow the holder thereof to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the Subscription Price.

If a holder of Rights wishes to subscribe for more than the Shares available to it upon the exercise of all of its Rights pursuant to the Basic Subscription Privilege, such holder of Rights may also exercise an over-subscription privilege (the "Over-Subscription Privilege"). The Over-Subscription Privilege will allow such holder of Rights to purchase up to its pro rata share of any Shares that are not purchased by holders of Rights pursuant to the exercise of their Basic Subscription Privilege (the "Unsubscribed Shares"). In no event, however, will the Company issue a number of Shares in the Rights Offering in excess of 3,500,000 Shares.

As further described in the Prospectus, the Company has entered into an Investment Agreement with MFP, pursuant to which MFP has agreed to purchase from the Company any and all Shares not subscribed for in the Rights Offering, at a price per Share equal to the Subscription Price. MFP also will have the same right as other stockholders to subscribe for and purchase Shares under its Basic Subscription Privilege and Over-Subscription Privilege. The Investment Agreement with MFP is described in more detail in the Prospectus. Mr. Alexander Matina, a member of the Company's board of directors, is a representative of MFP. Mr. Matina recused himself from the deliberations by the board of directors regarding the approval of the Investment Agreement.

The Rights will expire and be of no value, if not exercised prior to the Expiration Time.

Each holder of Rights will be required to submit payment in full for all of the Shares it wishes to purchase pursuant to the exercise of the Basic Subscription Privilege and the Over-Subscription Privilege prior to the Expiration Time; provided, that, pursuant to the Investment Agreement with MFP, the Company may not extend the Rights Offering by more than 30 days without the prior written consent of MFP. The Company can provide no assurances that a holder of Rights will be able to purchase the number of Shares it elects to purchase pursuant to the exercise of its Over-Subscription Privilege in full or at all. The Company will not be able to satisfy the exercise of the Over-Subscription Privilege by a holder of Rights if the Rights Offering is subscribed in full, which would mean that the entire 3,500,000 Shares allotted for the Rights Offering has been fully subscribed by participating holders pursuant to the Basic Subscription Privilege. The Company will honor the exercise of the Over-Subscription Privilege in full to the extent sufficient Unsubscribed Shares are available. To the extent the number of the Unsubscribed Shares is not sufficient to satisfy the aggregate number of Shares subscribed pursuant to each properly exercised Over-Subscription Privilege, then the Unsubscribed Shares will be prorated among those holders of Rights who properly exercised their respective Over-Subscription Privilege, based on the aggregate number of Shares each stockholder subscribed for under the Over-Subscription Privilege.

As soon as practicable after the Expiration Time and after any and all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by Transfer Online, Inc. (the "Subscription Agent") will be returned, without interest.

The Company is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:
1.	The Prospectus;
2.

A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or Cede & Co. (including a Beneficial Owner Election Form), with an attached form of instruction;

3.	Nominee Holder Certification; and
4.	A return envelope addressed to Transfer Online, Inc., the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you must promptly deliver the properly completed and signed Nominee Holder Certification accompanying this letter, with payment of the aggregate Subscription Price in full for each Share subscribed pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, if any, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A holder of Rights cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire and be of no value.

Additional copies of the enclosed materials may be obtained from Transfer Online, Inc., which is serving as the Information Agent in addition to serving as the Subscription Agent. Transfer Online can be reached at (503) 227-2950 in connection with requests for materials or questions or requests for assistance concerning the Rights Offerings.

Very truly yours,

S&W SEED COMPANY